SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                              Lifetime Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    53222Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

------------------------------                             ---------------------
CUSIP NO.      53222Q103              SCHEDULE 13D         PAGE 2 OF 7 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JOVE PARTNERS, LP
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    975,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                975,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            975,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      53222Q103              SCHEDULE 13D         PAGE 3 OF 7 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JOEL TOMAS CITRON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    975,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                975,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            975,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      53222Q103              SCHEDULE 13D         PAGE 4 OF 7 PAGES
------------------------------                             ---------------------

Item 1.           SECURITY AND ISSUER.

        This statement relates to the shares of Common Stock, $0.01 par value per share (the "Shares"), of Lifetime Brands, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at One Merrick Avenue, Westbury, New York 11590.

ITEM 2.           IDENTITY AND BACKGROUND.

        (a) This statement is filed by Jove Partners, LP, a Delaware limited partnership ("Jove Partners"), and Joel Tomas Citron (together, the "Reporting Persons"). Jove Partners is the investment manager to Jove Master Fund, Ltd., a Cayman Islands exempted corporation (the "Master Fund"), which is a master trading vehicle and the holder of the Shares reported herein. Mr. Citron is the managing member of the general partner of Jove Partners. The Reporting Persons may be deemed to have beneficial ownership over the Shares reported herein by virtue of the discretion and authority granted to Jove Partners by the Master Fund to vote and to dispose of the securities held by the Master Fund.

        (b) The principal business address of the Reporting Persons is 595 Madison Avenue, 34th Floor, New York, New York 10022.

        (c) The principal business of Jove Partners is investing for funds under its management, including the Master Fund. The principal business of Mr. Citron is serving as the managing member of Jove, LLC, the general partner of Jove Partners.

        (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Citron is a permanent resident of the United States of America and a citizen of Sweden.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Shares reported herein were acquired with investment funds in accounts under management. A total of approximately $1,793,445 was paid to acquire such Shares, which are held in margin accounts maintained at Morgan Stanley in the ordinary course of business.


ITEM 4.           PURPOSE OF TRANSACTION.

        The Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Representatives of the Reporting Persons have engaged in discussions with management, members of the board of directors, other shareholders of the Issuer and other relevant parties concerning, among other things, the business, operations, management, strategy, board composition and future plans of the Issuer, and may do so again in the future. On December 6, 2007, Jove Partners sent a letter to the Issuer's Chairman, President and CEO, Mr. Jeffrey Siegel, to express its support for the Issuer's management and the initial steps it has taken to date to enhance long-term shareholder value. In addition, the Reporting Persons stated that it will continue its active engagement with management. A copy of this letter is attached hereto as Exhibit B and is incorporated herein by reference.

        Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

---------------------------                                 -------------------
CUSIP NO.      53222Q103             SCHEDULE 13D           PAGE 5 OF 7 PAGES
---------------------------                                 -------------------

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the close of business on December 06, 2007, the Reporting Persons beneficially owned an aggregate of 975,000 Shares, constituting approximately 7.8% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 12,561,213 Shares outstanding, which is the total number of Shares outstanding as of November 6, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30 2007.

        (b) By virtue of an investment management agreement with the Master Fund, Jove Partners has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 975,000 Shares held by the Master Fund. By virtue of his position as managing member of the general partner of Jove Partners, Mr. Citron is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Jove Partners has voting power or dispositive power. Accordingly, the Reporting Persons are deemed to have shared voting and dispositive power with respect to an aggregate of 975,000 Shares.

        (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

        (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

        (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A -  Joint Filing Agreement dated January 31, 2007
Exhibit B - Letter to Issuer's Chairman, President and CEO dated December 6,
2007

---------------------------                                 -------------------
CUSIP NO.      53222Q103             SCHEDULE 13D           PAGE 6 OF 7 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2007


                                 JOVE PARTNERS, LP

                                 By: Jove, LLC, its general partner

                                 By: /s/ Joel Tomas Citron
                                     ---------------------------
                                     Name:  Joel Tomas Citron
                                     Title: Managing Member



                                 /s/ Joel Tomas Citron
                                 ------------------------------
                                 Joel Tomas Citron

---------------------------                                 -------------------
CUSIP NO.      53222Q103             SCHEDULE 13D           PAGE 7 OF 7 PAGES
---------------------------                                 -------------------

                                   SCHEDULE A

                   TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

The following transactions in the Shares were effected by Jove Partners pursuant to an investment management agreement with the Master Fund:

        Trade Date        Shares Purchased (Sold)     Price Per Share ($)
        ----------        -----------------------     -------------------
           11/06/2007                      78,337                 13.48
           11/07/2007                       6,663                 13.18
           11/08/2007                      20,000                 12.73
           11/09/2007                      10,200                 12.47
           11/12/2007                       1,264                 12.73
           11/14/2007                       3,536                 12.77
           12/04/2007                       9,034                 13.75
           12/04/2007                       3,000                 13.72
           12/05/2007                       2,966                 13.98